17009432

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MAR 01 2017

Washington DC 415

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJL Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Christopher Lane, Suite 103
(No. and Street)

Staten Island	New York	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Lamberti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJL Capital Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public 01FE6324310

JUSTIN L FEIN NOTARY PUBLIC MAY 04 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJL Capital Group LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
RJL Capital Group, LLC
Staten Island, New York

We have audited the accompanying statement of financial condition of RJL Capital Group, LLC as of December 31, 2016. The statement of financial condition is the responsibility of RJL Capital Group, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of RJL Capital Group, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 24, 2017

RJL Capital Group LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS:	
Cash and cash equivalents	$ 21,270
Due from broker (including clearing firm deposit of $601,202)	680,215
Rebate receivable	3,654
Fixed assets, net	49,426
Other assets	14,682
TOTAL ASSETS	$ 769,247
LIABILITIES AND MEMBER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued expenses	$ 148,808
Note payable	45,900
Loan payable	49,668
TOTAL LIABILITIES	244,376
MEMBER'S EQUITY	524,871
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 769,247

See Accompanying Notes to Financial Statement

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

RJL Capital Group LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective April 20, 2012.

The Company is a fully disclosed introducing broker-dealer with the authority to trade domestic and foreign equities, options and fixed income securities for institutional clients.

Since the Company is a limited liability company, the member(s) is/are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

RJL Capital Group is an entity controlled by a sole member.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company has engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company employs the accrual method of accounting for financial reporting purposes.

Income Taxes

The Company is taxed as a partnership for income tax filing purposes. Federal and New York State income taxes are not payable by, or provided for, the Company. The sole Member is taxed individually on the Company earnings for federal and state income tax purposes. The accompanying financial statement have been adjusted to provide for New York City unincorporated business tax based on the Company's income, if applicable.

The Company's 2014, 2015 and 2016 tax returns remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. As of December 31, 2016, there were no deferred taxes or allowances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Fixtures
Furniture and fixtures are recorded at cost. Depreciation is computed on a straight line basis over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the imorovement or the term of the lease.

Commission and Revenue Recognition
Commissions, fees, and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions are earned for the execution of customer orders directly by the Company. Fees are based on a monthly charge billed to the clearing firm for transactions settled through a customers' prime broker account. The Company receives interest sharing from its clearing brokers. Interest sharing is derived from charging customer accounts margin interest. The Company does not execute orders for the fees received.

Deposits with Clearing Brokers
The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreement.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Exclusive benefit of the customer
The Company maintained a special reserve bank account for exclusive benefit of the customers. The balance of this account was $7,215 at December 31, 2016 and is included in cash and cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $460,763, which was $444,471 in excess of its required net capital of $16,292. The Company's percentage of aggregate indebtedness to net capital was 53.04%.

4. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statement. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2016, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

5. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

6. RECEIVABLE FROM/DUE TO CLEARING BROKERS

The Company clears all securities transactions through clearing brokers. Receivables due to or from clearing brokers are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing brokers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

7. FIXED ASSETS

The following is a schedule of the Company's fixed assets as of December 31, 2016:

Furniture and fixtures	$ 171,085
Leasehold Improvements	11,529
	182,614
Less accumulated depreciation and amortization	(133,188)
Fixed assets, net	$ 49,426

Depreciation expense for the year ended December 31, 2016 was $27,018.

8. COMMITMENTS

Operating Lease
The Company leased space in Staten Island, New York for a term of five years, commencing on December 1, 2016. Future lease payments for this lease are:

Year Ending December 31, 2016	Amount
2017	$ 42,105
2018	43,368
2019	44,669
2020	46,009
2021	43,332
	$ 219,483

Loan Payable
On March 1, 2016, the Company entered into a loan for $50,000, with interest compounded daily, at a fixed rate of 15.9%. The note is personally guaranteed by the sole member. As of December 31, 2016, the loan balance was $49,668. Interest paid for the year ended December 31, 2016 was $2,642. The loan is scheduled to be paid in full, at maturity, on September 21, 2017.

Note Payable
On March 15, 2016, the Company entered into an unsecured note agreement with FINRA for $56,250, related to the Company's balance owed on its settlement agreement for $75,000. The fixed interest on this note compounds monthly at a rate of 3% over the Prime Rate and the maturity date is March 4, 2019. As of December 31, 2016, the note balance was $45,900. Interest paid for the year ending December 31, 2016 was $2,365. Future minimum payments for this note are:

Year Ending December 31, 2016	Amount
2017	$ 20,700
2018	20,700
2019	4,883
	$ 46,283

RJL Capital Group LLC

(A LIMITED LIABILITY COMPANY)

Agreed-Upon Procedures

Including Form SIPC-7

Year Ended December 31, 2016

RJL Capital Group LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

Table of Contents

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member
RJL Capital Group, LLC
Staten Island, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to SIPC for the year ended December 31, 2016, which were agreed to by RJL Capital Group, LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RJL Capital Group, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with the respective cash disbursement records noting no differences.
2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2016 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2016 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and workpapers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the member of RJL Capital Group, LLC and SIPC, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 24, 2017

RJL Capital Group LLC

(A LIMITED LIABILITY COMPANY)
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TOTAL REVENUES	$ 2,124,543
ADDITIONS	-
DEDUCTIONS	698,722
SIPC NET OPERATING REVENUES	1,425,821
GENERAL ASSESSMENT @ .0025	3,565
Less: Payments made with Form SIPC 6	1,918
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 1,647

See Independent Accountants' Report on Applying Agreed Upon Procedures to
Entity's SIPC Assessment Reconciliations

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

RJL Capital Group LLC
Two Teleport Drive, Suite 107
Staten Island, NY 10311-1006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ilina Stamova 212-668-8700 ext. 17

2. A. General Assessment (item 2e from page 2) $3,565

B. Less payment made with SIPC-6 filed (exclude interest) (1,918)
July 27, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,647

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,647

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,647

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RJL Capital Group LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20 17 .

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2016
and ending Dec 31, 2016
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,124,543

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 689,909

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $9,630

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 9,630

Total deductions 698,722

2d. SIPC Net Operating Revenues $1,425,821

2e. General Assessment @ .0025 $3,565

(to page 1, line 2.A.)